                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          SUBMICRON SYSTEMS CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                    86431310
                                 (CUSIP Number)

                               Michael H. Khougaz
                       Equinox Investment Partners, L.L.C.
                        405 Lexington Avenue, 21st Floor
                            New York, New York 10174
                                 (212) 883-4600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1997
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 2 OF 8
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         THE KB MEZZANINE FUND II, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     5,623,912
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 5,623,912
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,623,912
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 3 OF 8
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         CELERITY SILICON, L.L.C.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     992,455
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 992,455
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          992,455
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, par value $0.0001 per share, of SubMicron Systems Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6330 Hedgewood Drive, No. 150, Allentown, Pennsylvania 18106.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed jointly by (i) The KB Mezzanine Fund II, L.P., a Delaware limited partnership ("KBMF II"), and (ii) Celerity Silicon, L.L.C., a Delaware limited liability company ("Celerity").

        EIP Capital Partners, L.P., a Delaware limited partnership ("EIP") is the sole general partner of KBMF II, and Equinox Investment Partners, L.L.C., a Delaware limited liability company ("Equinox"), is the sole general partner of EIP. The managing members of Equinox are Michael H. Khougaz, Robert J. Wickey, Caroline J. Merison, Jonathan C. Stearns and Mary E. Ochsner. All of the reporting persons and the individuals referred to above are engaged principally in the investment business, and their address is 405 Lexington Avenue, 21st Floor, New York, New York 10174.

        The managing member of Celerity is Mark R. Benham. Mark R. Benham and Celerity are engaged principally in the investment business, and their address is 11111 Santa Monica Boulevard, Suite 1127, Los Angeles, California 90025.

        None of the reporting persons nor the individuals referred to above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the reporting persons nor the individuals referred to above have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals referred to above is a Unites States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        KBMF II and Celerity acquired warrants to purchase 5,623,912 shares and 992,455 shares, respectively, of the Company's common stock in a private placement on November 26, 1997. Pursuant to this private placement, KBMF II and Celerity purchased the warrants together with subordinated debt securities in the total principal amount of $20,000,000, all for a total purchase price of $20,000,000. The portion of the total purchase price allocated to the purchase of the warrants was $1.00 per warrant, or $6,616,367. Each warrant is exercisable to purchase one share of the Company's common stock at an exercise price of $2.25 per share. The funds used by KBMF II and Celerity to acquire the debt securities and warrants were obtained from capital contributions by their limited partners or members, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

        Each of the reporting persons acquired the warrants for its investment purposes pursuant to the Purchase Agreement dated as of November 26, 1997. A copy of the Purchase Agreement is included as Exhibit 1 to this statement.


                                  (Page 4 of 8)

        Each of the reporting persons intend to review its investment in the Company from time to time and, depending upon the price and availability of the Company's common stock or other securities convertible into or exercisable for the common stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the reporting persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company. Under the Purchase Agreement, the reporting persons have the option to purchase up to $4,000,000 principal amount of additional subordinated debt securities of the Company, together with up to 2,878,459 additional warrants, upon certain events of default under the Company's senior credit facilities and subject to certain other conditions. Such option is exercisable separately by each reporting person as to its pro rata share of the total amount of securities that may be purchased.

        Except as described herein and in Item 6 below, neither the reporting persons, nor, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D. However, the reporting persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) KBMF II owns warrants to purchase 5,623,912 shares of the Company's common stock (approximately 24.3%, assuming exercise of such warrants, of the total number of outstanding shares of common stock as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997); and Celerity owns warrants to purchase 992,455 shares of the Company's common stock (approximately 5.4%, assuming exercise of such warrants, of the total number of outstanding shares of common stock as so reported). All such warrants are immediately exercisable. KBMF II and Celerity disclaim that they constitute a "group" as used in Rule 13d-5 under the Securities Exchange Act of 1934, as amended.

        (b) Each of KBMF II and Celerity has the sole power to vote or direct the vote and to dispose or direct the disposition of the warrants (and the underlying Company common stock) owned by each of them.

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the reporting persons during the past 60 days.

        (d) To the best knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the warrants (or the underlying shares of common stock) owned by the reporting persons, except that the partners or members of KBMF II or Celerity, as applicable, have the ultimate right to receive distributions of the profits that may be realized by such reporting persons from their investment in the Company's securities.

        (e) Not applicable.


                                  (Page 5 of 8)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each of the reporting persons entered into a Purchase Agreement with the Company, as described above, pursuant to which the subordinated debt securities and warrants were issued. The Purchase Agreement contains various customary representations, warranties, indemnities, conditions and covenants. A copy of the Purchase Agreement is included as Exhibit 1 to this statement and is incorporated herein by reference.

        The reporting persons also entered into a Warrant Agreement, a Registration Rights Agreement and a Stockholders Agreement with the Company on November 26, 1997, concurrently with the execution of the Purchase Agreement.

        The Warrant Agreement sets forth the terms and conditions of the warrants, including but not limited to: (i) their exercise price of $2.25 per share, (ii) the period of exercisability, which commences the date of issuance and expires on the tenth anniversary thereof, (iii) certain anti-dilution provisions and preemptive rights intended to preserve the reporting persons' percentage ownership of the Company's equity securities in the event of stock splits, below-market issuances and the like, and (iv) provisions allowing for the cashless exercise of the warrants by surrendering shares otherwise issuable upon exercise in payment of the exercise price of the warrants. A copy of the Warrant Agreement is included as Exhibit 2 to this statement and is incorporated herein by reference.

        The Registration Rights Agreement sets forth customary "demand" and "piggyback" registration rights with respect to the Company's common stock underlying the warrants.

        The Stockholders Agreement sets forth certain additional terms relating to the reporting persons' investment in the Company's securities, including but not limited to: (i) the right of the reporting persons immediately to designate two directors for election to the Company's board of directors and (ii) upon certain events of default under the subordinated debt securities owned by the reporting persons, and subject to stockholder approval if the rules of the Nasdaq Stock Market so require, the right of the reporting persons to nominate additional directors sufficient to constitute a majority of the Company's board of directors. The initial nominees of the reporting persons are expected to be Michael H. Khougaz, a managing member of Equinox, and Mark R. Benham, a managing member of Celerity. A copy of the Stockholders Agreement is included as Exhibit 3 to this statement and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Purchase Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 2. Warrant Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 3. Stockholders Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 4.    Joint Filing Agreement.


                                  (Page 6 of 8)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1997      THE KB MEZZANINE FUND II, L.P.

                             By:    EIP Capital Partners, L.P.
                             Its:   General Partner

                                    By:  Equinox Investment Partners, L.L.C.

                                    /s/  Michael H. Khougaz
                                    --------------------------------------------
                                    By:  Michael H. Khougaz
                                    Its: Managing Member


Dated: December 5, 1997      CELERITY SILICON, L.L.C.

                             /s/   Mark R. Benham
                             ---------------------------------------------------
                             By:   Mark R. Benham
                             Its:  Managing Member


                                  (Page 7 of 8)

                                  EXHIBIT INDEX

        Exhibit 1. Purchase Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 2. Warrant Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 3. Stockholders Agreement, dated as of November 26, 1997, by and among the Company, KBMF II and Celerity.

        Exhibit 4.    Joint Filing Agreement.


                                  (Page 8 of 8)